Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For March 14, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)
Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)
1.	KEY INFORMATION

Name of person dealing (Note 1)	Nigel Dunlop
Company dealt in	GALLAHER GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES OF 10P EACH
Date of dealing	12 March 2007
2.	INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

		Long			Short
		Number		(%)	Number	(%)
(1)	Relevant securities
	Gallaher Group Plc Ordinary Shares of 10p each	85,891	*	0.013
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
	Option under the Gallaher Group Plc Savings Related Share Option Scheme 2003 at an exercise price of £4.43, vesting between 1 December 2008 and 31 May 2009	3,577	*	0.001

Total		89,468	*	0.014

*	- Total interests of Nigel Dunlop together with his close relatives and related trusts following both the vesting of his Performance Share Plan and Deferred Bonus Plan 2004-2006 awards, and his wife’s sale of shares (see separate disclosure)
(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)	Rights to subscribe (Note 3)

Class of relevant security:	Details
3.	DEALINGS (Note 4)
(a)	Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale (performance share plan)**	15,104	£11.295
Sale (deferred bonus plan)**	4,493	£11.295

**	these sales (in respect of the income tax and NIC due on the vesting awards) were made directly back to the Employee Benefit Trust in accordance with past practice.
(b)	Derivatives transactions (other than options)

Product name,
e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

	Writing, selling,	Number of securities		Type, e.g.		Option money
Product name,	purchasing,	to which the option	Exercise	American,	Expiry	paid/received
e.g. call option	varying etc.	relates (Note 7)	price	European etc.	date	per unit (Note 5)

(ii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)	Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Vesting of Performance Share Plan 2004-2006	36,838	£11.295
Vesting of Deferred Bonus Plan 2004-2006	10,957	£11.295

4.	OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
     Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	13 March 2007
Contact name	Robin Miller
Telephone number	01932 372000
Name of offeree/offeror with which associated	GALLAHER GROUP PLC
Specify category and nature of associate status (Note 10)	Nigel Dunlop is a Director of Gallaher Group Plc
Notes
The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)
1.	KEY INFORMATION

Name of person dealing (Note 1)	Neil England
Company dealt in	GALLAHER GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES OF 10P EACH
Date of dealing	12 March 2007
2.	INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE
(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

		Long			Short
		Number		(%)	Number	(%)
(1)	Relevant securities
	Gallaher Group Plc Ordinary Shares of 10p each	83,985	*	0.013
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
	Option under the Gallaher Group Plc Performance Share Plan 2003-2005 exercisable expiring 5 March 2013	25,267		0.004
	Option under the Gallaher Group Plc Performance Share Plan 2004-2006 exercisable expiring 7 March 2014	46,215		0.007
	Option under the Gallaher Group Plc Savings Related Share Option Scheme 2006 at an exercise price of £7.22, vesting between 1 December 2009 and 31 May 2010	1,308	*	0.000

Total		156,775	*	0.024

*	- Total interests of Neil England together with his close relatives and related trusts
(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)	Rights to subscribe (Note 3)

Class of relevant security:	Details
3.	DEALINGS (Note 4)

(a)	Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale (deferred bonus plan)**	5,841	£11.295

** this sale (in respect of the income tax and NIC due on the vesting award) was made directly back to the Employee Benefit Trust in accordance with past practice.
(b) Derivatives transactions (other than options)

Product name,
e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

	Writing, selling,	Number of securities		Type, e.g.		Option money
Product name,	purchasing,	to which the option	Exercise	American,	Expiry	paid/received
e.g. call option	varying etc.	relates (Note 7)	price	European etc.	date	per unit (Note 5)
Acquisition of nil-cost option under the Performance Share Plan 2004-2006		46,215	nil		7 March 2014
(ii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)	Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Vesting of Deferred Bonus Plan 2004-2006	29,157	£11.295

4.	OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
     Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	13 March 2007
Contact name	Robin Miller
Telephone number	01932 372000
Name of offeree/offeror with which associated	GALLAHER GROUP PLC
Specify category and nature of associate status (Note 10)	Neil England is a Director of Gallaher Group Plc
Notes
The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)
1.	KEY INFORMATION

Name of person dealing (Note 1)	Stewart Hainsworth
Company dealt in	GALLAHER GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES OF 10P EACH
Date of dealing	12 March 2007
2.	INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

		Long			Short
		Number		(%)	Number	(%)
(1)	Relevant securities Gallaher
	Group Plc Ordinary Shares of 10p each	306,707	*	0.047
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
	Option under the Gallaher Group Plc Performance Share Plan 2004-2006 exercisable expiring 7 March 2014	17,843		0.003
	Option under the Gallaher Group Plc Savings Related Share Option Scheme 2006 at an exercise price of £7.22, vesting between 1 December 2009 and 31 May 2010	2,511	*	0.000

Total		327,061	*	0.050

*	- Total interests of Stewart Hainsworth together with his close relatives and related trusts
(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:		Long		Short
		Number	(%)	Number	(%)
(1)	Relevant securities
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
Total

(c)	Rights to subscribe (Note 3)

Class of relevant security:	Details
3.	DEALINGS (Note 4)

(a)	Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b)	Derivatives transactions (other than options)

Product name,
e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

	Writing, selling,	Number of securities		Type, e.g.		Option money
Product name,	purchasing,	to which the option	Exercise	American,	Expiry	paid/received
e.g. call option	varying etc.	relates (Note 7)	price	European etc.	date	per unit (Note 5)
Acquisition of nil-cost option under the Performance Share Plan 2004-2006		17,843	nil		7 March 2014
(ii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Vesting of Deferred Bonus Plan 2004-2006	5,351	£11.295
Transfer of shares to spouse	5,351	nil

4.	OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
     Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	13 March 2007
Contact name	Robin Miller
Telephone number	01932 372000
Name of offeree/offeror with which associated	GALLAHER GROUP PLC
Specify category and nature of associate status (Note 10)	Stewart Hainsworth is a Director of Gallaher Group Plc
Notes
The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)
1.	KEY INFORMATION

Name of person dealing (Note 1)	Nigel Northridge
Company dealt in	GALLAHER GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES OF 10P EACH
Date of dealing	12 March 2007
2.	INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

		Long			Short
		Number		(%)	Number	(%)
(1)	Relevant securities
	Gallaher Group Plc Ordinary Shares of 10p each	366,785	*	0.056

(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
	Option under the Gallaher Group Plc Savings Related Share Option Scheme 2003 at an exercise price of £4.43, vesting between 1 December 2008 and 31 May 2009	3,577	*	0.001

Total		370,362	*	0.057

*	- Total interests of Nigel Northridge together with his close relatives and related trusts
(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:		Long		Short
		Number	(%)	Number	(%)
(1)	Relevant securities
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
Total

(c)	Rights to subscribe (Note 3)

Class of relevant security:	Details
3.	DEALINGS (Note 4)

(a)	Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale (performance share plan)**	35,700	£11.295
Sale (deferred bonus plan)**	11,955	£11.295

**	these sales (in respect of the income tax and NIC due on the vesting awards) were made directly back to the Employee Benefit Trust in accordance with past practice.
(b)	Derivatives transactions (other than options)

Product name,
e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

	Writing, selling,	Number of securities		Type, e.g.		Option money
Product name,	purchasing,	to which the option	Exercise	American,	Expiry	paid/received
e.g. call option	varying etc.	relates (Note 7)	price	European etc.	date	per unit (Note 5)

(ii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Vesting of Performance Share Plan 2004-2006	87,072	£11.295
Vesting of Deferred Bonus Plan 2004-2006	29,157	£11.295

4.	OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
     Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	13 March 2007
Contact name	Robin Miller
Telephone number	01932 372000
Name of offeree/offeror with which associated	GALLAHER GROUP PLC
Specify category and nature of associate status (Note 10)	Nigel Northridge is a Director of Gallaher Group Plc
Notes
The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)
1.	KEY INFORMATION

Name of person dealing (Note 1)	Mark Rolfe
Company dealt in	GALLAHER GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES OF 10P EACH
Date of dealing	12 March 2007
2.	INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

		Long			Short
		Number		(%)	Number	(%)
(1)	Relevant securities
	Gallaher Group Plc Ordinary Shares of 10p each	181,396	*	0.028
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
	Option under the Gallaher Group Plc Savings Related Share Option Scheme 2003 at an exercise price of £4.43, vesting between 1 December 2010 and 31 May 2011	3,786	*	0.001

Total		185,182	*	0.029

*	- Total interests of Mark Rolfe together with his close relatives and related trusts

(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)	Rights to subscribe (Note 3)

Class of relevant security:	Details
3.	DEALINGS (Note 4)

(a)	Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale (performance share plan)**	21,970	£11.295
Sale (deferred bonus plan)**	6,649	£11.295

**	these sales (in respect of the income tax and NIC due on the vesting awards) were made directly back to the Employee Benefit Trust in accordance with past practice.
(b)	Derivatives transactions (other than options)

Product name,
e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

	Writing, selling,	Number of securities		Type, e.g.		Option money
Product name,	purchasing,	to which the option	Exercise	American,	Expiry	paid/received
e.g. call option	varying etc.	relates (Note 7)	price	European etc.	date	per unit (Note 5)

(ii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)	Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable)(Note 5)
Vesting of Performance Share Plan 2004-2006	53,583	£11.295
Vesting of Deferred Bonus Plan 2004-2006	16,217	£11.295

4.	OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
     Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	13 March 2007
Contact name	Robin Miller
Telephone number	01932 372000
Name of offeree/offeror with which associated	GALLAHER GROUP PLC
Specify category and nature of associate status (Note 10)	Mark Rolfe is a Director of Gallaher Group Plc
Notes
The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)
1.	KEY INFORMATION

Name of person dealing (Note 1)	Sue Dunlop
Company dealt in	GALLAHER GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES OF 10P EACH
Date of dealing	12 March 2007
2.	INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

		Long			Short
		Number		(%)	Number	(%)
(1)	Relevant securities
	Gallaher Group Plc Ordinary Shares of 10p each	85,891	*	0.013
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
	Option under the Gallaher Group Plc Savings Related Share Option Scheme 2003 at an exercise price of £4.43, vesting between 1 December 2008 and 31 May 2009	3,577	*	0.001

Total		89,468	*	0.014

*	- Total interests of Nigel Dunlop together with his close relatives and related trusts following both the vesting of his Performance Share Plan and Deferred Bonus Plan 2004-2006 awards (see separate disclosure), and his wife’s sale of shares.

(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short
	Number	(%)	Number	(%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

(c)	Rights to subscribe (Note 3)

Class of relevant security:	Details
3.	DEALINGS (Note 4)

(a)	Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	3,506	£11.305
(b)	Derivatives transactions (other than options)

Product name,
e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

	Writing, selling,	Number of securities		Type, e.g.		Option money
Product name,	purchasing,	to which the option	Exercise	American,	Expiry	paid/received
e.g. call option	varying etc.	relates (Note 7)	price	European etc.	date	per unit (Note 5)

(ii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)	Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4.	OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
     Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	13 March 2007
Contact name	Robin Miller
Telephone number	01932 372000
Name of offeree/offeror with which associated	GALLAHER GROUP PLC
Specify category and nature of associate status (Note 10)	A close relative of Nigel Dunlop, who is a Director of Gallaher Group Plc
Notes
The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)
1.	KEY INFORMATION

Name of person dealing (Note 1)	Gallaher Group Plc Employee Benefit Trust
Company dealt in	GALLAHER GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES OF 10P EACH
Date of dealing	12 March 2007
2.	INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a)	Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

		Long			Short
		Number		(%)	Number	(%)
(1)	Relevant securities
	Gallaher Group Plc Ordinary Shares of 10p each	1,226,397		0.187
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell	89,325	*	0.013

Total		1,315,722		0.200

*	These shares are those over which nil cost options exist, for participants to acquire shares under the rules of the Performance Share Plan. Of this number, options over 25,267 shares expire on 5 March 2013, and options over 64,058 shares expire on 7 March 2014.
(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:		Long		Short
		Number	(%)	Number	(%)
(1)	Relevant securities
(2)	Derivatives (other than options)
(3)	Options and agreements to purchase/sell
Total

(c)	Rights to subscribe (Note 3)

Class of relevant security:	Details
3.	DEALINGS (Note 4)
(a)	Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase **	244,324	£11.295

**	this purchase (in respect of the income tax and NIC due on the vesting award) was made directly from the Performance Share Plan and Deferred Bonus Plan 2004-2006 participants in accordance with past practice.
(b)	Derivatives transactions (other than options)

Product name,
e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c)	Options transactions in respect of existing securities

(i)	Writing, selling, purchasing or varying

	Writing, selling,	Number of securities		Type, e.g.		Option money
Product name,	purchasing,	the option to which	Exercise	American,	Expiry	paid/received per
e.g. call option	varying etc.	relates (Note 7)	price	European etc.	date	unit (Note 5)
Granting of two nil-cost options under the Performance Share Plan 2004-2006		46,215 + 17,843 = 64,058	nil		7 March 2014
(ii)	Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d)	Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
Transfer of shares to participants upon vesting of Performance Share Plan 2004-2006	353,711	£11.295
Transfer of shares to participants upon vesting of Deferred Bonus Plan 2004-2006	102,154	£11.295

4.	OTHER INFORMATION
Agreements, arrangements or understandings relating to options or derivatives
     Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	13 March 2007
Contact name	Robin Miller
Telephone number	01932 372000
Name of offeree/offeror with which associated	GALLAHER GROUP PLC
Specify category and nature of associate status (Note 10)	Employee Benefit Trust
Notes
The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SIGNATURES

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)
	By:	/s/ Robin Miller
Name: Robin Miller
Date: March 14, 2007		Title: Deputy Company Secretary